# Inspire Studios

Entertainment Film

## Entertainment for Empowerment. Inspiring True Stories. Impacting Social Issues.

THEINSPIRESTUDIOS.COM LOS ANGELES CALIFORNIA


INCREDIBLE TRUE STORY
BASED ON AN INCREDIBLE TRUE STORY
FREEDOM FIGHTERS
PALAWAN
LAST MAN OUT



*Our world desperately needs powerful true story movies representing our diverse races and cultures and have the intrinsic power to influence us to love Good, pursue Truth, and live Heroically. After living and traveling in more than 50 countries, I was captivated by the untold yet powerful stories of local heroes whose lives impacted the world.*

**Francis Ho** CEO and Producer @ Inspire Studios

### Why you may want to support us...

1. YOU are business PARTNERS with our Co-Producer, global boxing champ & icon Manny “Pacman” Pacquiao.
2. YOU are halfway to development GOAL since we already raised 50% of our $2M development funding goal.
3. YOU get a HEAD START with our fully developed screenplay that's production partner & director ready.
4. YOU make history as part of the FIRST Hollywood-Philippines studio producing global motion pictures.
5. YOU fund Freedom Fighters, a powerful true story of the VOICELESS heroes that IMPACTS social issues.
6. YOU champion incredible true stories inspiring HOPE, HONOR, and HEROISM among global audiences.
7. YOU impact the UNDERPRIVILEGED since a significant portion of our profits fund schools & hospitals.

## Why investors ❤ us

WE'VE RAISED $1,018,100 SINCE OUR FOUNDING



*I believe this project will honor The Lord and make His name known to more people.*

**Mary Real-Lewentowicz** ☆



*He Is good founder because since we have met as missionaries with Philippine Campus Crusade I have seen him work hard. He has worked hard in the calling of God in his life to make a difference in whatever venue God has placed him. He did that when he was a missionary with Crusade, evangelizing students with the gospel of Jesus Christ. When came to the USA to further his education he worked hard to get his master's while being a husband to Jing. Balancing family life and his education. I have seen him work hard when he became involved with TransAmerica. Starting from the bottom of the organization to where is right now being a VP. Francis as long as I have known him has not allowed any...* read more

**Gemillano Atento** ☆

SEE MORE

## Our team

AND OUR MAJOR ACCOMPLISHMENTS



**Francis Ho**

CEO and Producer

*As a global entrepreneur, Francis founded 7 companies in the US and in the Philippines in real estate, food, construction, finance, and film production. He has been recognized in Forbes & Fortune magazines as among the top entrepreneurs in America.*



**Manny Pacquiao**

Co-Producer, Freedom Fighters

*Only 8-division world champion in boxing's history and won 12 major world titles. His fights generated $1.2 billion in pay-per-view revenue. In 2015, he was the world's 2nd highest paid athlete. A senator of the Philippines and a philanthropist.*



**John J. Lee, Jr.**

Production & Business Affairs Consultant

*Successfully led the launch and expansion of 5 entertainment and media entities, provided business services for 23 studio released motion pictures like The Terminator, The Goonies, and TV network series, with global earnings exceeding $4 billion.*



**Richard A Morse**

Entertainment Legal Counsel

*With 2 decades of experience in legal affairs services in all aspects of entertainment. Served as Sr. VP for Radar Pictures, successor to Interscope Comm., known for box office successes like "The Last Samurai", "Mr. Holland's Opus", and "Jumanji."*



**Stephen Wollwerth**

Production Consultant

*Stephen's innovations were featured in Scientific American magazine and many other publications for being the first person to ever fly a cinema camera on an RC platform for a high profile multi-million dollar Fox Sports Ad.*



**Jason Brents**

Business Affairs Consultant

*Established and maintains a currently active group of over 60 film industry leaders spanning Beijing, Qingdao, and Shanghai China, including producers, actors, directors, distributors, composers and city government officials.*



**Mitch Gimena**

General Manager, Inspire Studios Philippines

*Having served as project manager for global companies such as Shell, Mitch oversees all aspects of the daily business affairs for Inspire Studios in the Philippines.*

### In the news

### Downloads

INSPIRE Studios - PitchDeck 1.0.pdf

# The Story of Inspire Studios

### Hollywood Economics 101

It's a crazy fact that just 50 movie production companies make the pictures earning 80% of the whole world's motion picture income. Most of these we all know and love.

So what are the successful producers doing differently?

And, more importantly, can you get in on it?

After working over 30 years on dozens of studio-released movie and TV projects, our advising team understands by experience the processes used by the most successful indie movie production companies. (Shoot...they even wrote the book on it!) We are ready to make our own – and need your help. Our opportunity is also yours.

## The dream began for me as a boy

> *Growing up in the Philippines, I have always enjoyed asking questions and listening to the war experiences of the World War II veterans in my hometown. My Filipino-Chinese ancestry afforded with me great inspiring heroic stories. After years of working and traveling in many countries around the world, I found myself captivated by local cultural heroes such as Dr. Sun Yat Sen of China, Mahatma Gandhi of India, Nelson Mandela of Africa and many others. I always believed that the movie business is the most strategic platform to show the world the powerfully inspiring lives of extra-ordinary individuals amongst us to help bring about true and lasting change in our societies and the world. Movies have intrinsic power to influence human beings towards change that is: love what is good, pursue what is true, and live what is noble.*

-Francis Lara Ho, founder



## First, we put together a dream team

In 2018 we launched Inspire Studios, the first and only Hollywood-Philippines film company to produce major studio-level movies for global distribution based on incredible true stories with added never before seen features.

Since 1976 our advisor John Lee has negotiated, bought, and sold movies in the major markets, acquired screenplays and movie rights to novels, and basically managed or performed every other business function of the film industry. Taken together he provided business services for over 20 studio films and network television series and specials with combined production costs of over $470 million and global rights earnings exceeding $4 billion.


Inspire Studios Press Conference in the Philippines.
Watch later
Share

*A press conference in the Philippines (left to right: Hall of Fame actor Cesar Montano, advisor John Lee, and Francis Ho, founder of Inspire Studios)*

Additionally, our veteran Entertainment Attorney Richard Morse has two decades of experience encompassing specialized business and legal affairs services in all aspects of entertainment, arts, sports, and new media, with a primary emphasis in film. Rick has served as Sr. VP of Business and Legal Affairs for Radar Pictures, the successor company to Interscope Communications known for a myriad of critically acclaimed and box office successes such as "The Last Samurai", "Mr. Holland's Opus", and the reboot "Jumanji."

## Next we developed scripts and business relationships

We raised $1M of our $2M development budget from private investors for our first picture, Freedom Fighters. We set up our relationship with the completion guarantor and the bank for production financing the $50M production budget. After dozens of drafts, our Freedom Fighters script is ready.

We have attached global boxing icon Manny "Pacman"
Pacquiao, considered one of the greatest professional boxers of all time and a Senator of the Philippines since 2016, as a co-producer in our first film, Freedom Fighters. Manny will also play a supporting Filipino role.

We attached as a key role in our first film as well as an executive producer Cesar Montano, a Hall of Fame awardee actor, director, and producer in the Philippines. (Montano also is an internationally acclaimed actor and played the lead Filipino guerrilla role in Miramax's WWII movie, The Great Raid).


RESILIENT HOPE. UNWAVERING FAITH. EPIC COURAGE. IN THE SHADOW OF TERROR.
"COL. MACARIO PERALTA JR."
A FRANCIS LARA HO FILM
INSPIRE STUDIOS PRESENTS
FREEDOM FIGHTERS
BASED ON AN INCREDIBLE TRUE STORY

## A History-in-the-Making Global Studio

We are making history as the first Hollywood-Philippines global studio with a vision to see our first film, *Freedom Fighters* as the first award-winning blockbuster movie that features a Pacific theater World War II true story out of the Philippines that's virtually unknown to the Western World. Based on the incredible true story, *Freedom Fighters* is the first of a slate of six global films from Inspire Studios featuring a housewife turned WWII resistance fighter who fought and ultimately help defeat the much larger Japanese Imperial Forces.

*Palawan*, our second global film tells of how emaciated American POWs together with machete-wielding Palawan Special Bolo Battalion fighters triumphantly fought the much stronger Japanese Invaders.


A FRANCIS LARA HO FILM | INSPIRE STUDIOS PRESENTS
PALAWAN
LAST MAN OUT
BASED ON AN INCREDIBLE TRUE STORY

*1521*, the third global film in our slate shows how a Pacific island tribal chief and his brave warriors with inferior weapons, defeated much larger global colonial empire with advanced weaponry, in an epic battle that changed the world.

*The Rescue*, our fourth global film highlights the extraordinary courage of Filipino Scout Rangers in rescuing American missionaries from a global terrorist group directly linked to Osama Bin Ladin.


A FRANCIS LARA HO FILM | INSPIRE STUDIOS PRESENTS
THE RESCUE
BASED ON AN INCREDIBLE TRUE STORY
PRODUCED BY FRANCIS B. LARA HO

*The Black General*, the fifth global film in our slate honors an African American fighter who stand against racism and fought alongside the Philippine Revolutionary Forces during the Philippine-American War of 1899.

*Open Doors*, our sixth global film is based on the epic true World War II story of how the Philippine President Quezon saved more than a thousand Jews from the Holocaust.


INSPIRE STUDIOS PRESENTS
A YUHO DYNASTY GROUP FILM
OPEN DOORS
A JOURNEY OF EPIC COURAGE AND UNWAVERING HOPE THAT INSPIRES THE WORLD
BASED ON AN INCREDIBLE TRUE STORY
PRODUCED BY: FRANCIS B. LARA HO

## Join us...

Would you **make history** with us by investing in our first film, **Freedom Fighters**?

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

We produce powerful global motion pictures and series that impacts the lives of movie lovers globally. Our world-class films are based on true stories of everyday heroes. They sweep audiences into epic stories of hope, honor, and heroism from cultures around the world. Our motion pictures are created for mainstream-audiences. The entity Wefunder investors are investing is just for our first project, "Freedom Fighters"--investors are not entitled to revenues from any future projects.

### Where will your company be in 5 years?

We hope to be a multi-award winning movie production company within 5 years while becoming the champion of the "voiceless" majority and bringing much needed diversity in Hollywood. We want to be the global leader in producing movies based on powerful true stories of everyday heroes from different races and cultures. We hope our first global film will win the 1st Oscar. These projections cannot be guaranteed.

### Why did you choose this idea?

Our world desperately needs powerful true story movies representing our diverse races and cultures and have the intrinsic power to influence us to love Good, pursue Truth, and live Heroically. After living and traveling in more than 50 countries, I was captivated by the untold yet powerful stories of local heroes whose lives impacted the world.

### How far along are you? What's your biggest obstacle?

We are in the process of approaching major Hollywood studios for production partnership for our first global film, "Freedom Fighters." Once our professionally developed screenplay, written by a team of award-winning writers and producers in collaboration with third party screenplay analysts, is approved, we will approach our A-list director, distributor, and actors. Our biggest hurdle is raising the remaining 50% of our $2M development fund budget so we can sign on our A-list director and actors. We are confident to overcome this challenge through our WeFunder campaign. Development funding breaths life into each project, and its return is proportionally greater and sooner (i.e. repaid out of the production budget – not from movie revenues).

### Who competes with you? What do you understand that they don't?

We compete with top studios but unlike many of them who focus nearly exclusively on comic book superhero sequels, remakes, and spin-offs we seek unique and powerful TRUE stories and develop them until they are worthy of production. We employ the best and most ethical business practices in the film industry.

We want our audiences to intimately experience the journey of each story's protagonist—turning tragedy to triumph and be inspired to pursue extraordinary feats. We embrace the practices of the top 5% producers whose motion pictures earn over 90% of the global film market income. In fact, one of our lead team members wrote the primary film business reference and textbook, co-branded with Variety and AFM, used in film schools globally.

### How will you make money?

Our primary income come from the global motion films we produce. Our projections of profits for each picture produced ranges between approximately 2x to 5x each picture's cost of between $30M-$60M per picture. We are currently have two highly evolved and professionally developed screenplays that each have a chance to become blockbuster hits. These scripts have enjoyed outstanding validations from external independent industry experts (see last question below).

All WeFunder investors will receive perpetual net profits revenue of our Freedom Fighters movie from all markets, worldwide, for all windows of distribution. This includes profits from all ancillary products such as licensed merchandise, soundtracks, e-gaming and the likes.

**What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?**

The biggest risk is producing a project without distribution. To mitigate this risk we first and foremost engage distribution during development and before production. Second, we follow the practice of the industry's most successful production companies by separating our development financing and activities from those of our production.

Thirdly, we will ensure that all our fully developed projects have a distributor-approved script, A-list director and cast, a bonding company guaranteeing the picture will be completed on time, on budget. While these practices do not eliminate all risk, they substantially mitigate them and provide the highest success outcomes.

**What external validations have you received from independent film industry experts about your movie project?**

Our professionally developed Freedom Fighters screenplay has received a glowing feedback from one of Hollywood's most prolific producers who produced over 75 feature films many of them huge hits including two that grossed over $1 billion each.

Also, allow some veteran third-party screenplay analysts speak for themselves:

"...more than a blockbuster action movie...more like 1917 or Dunkirk...what audiences want."
-PACL 04/05/2020

"War movies are always ideal fodder for Oscar season,...and this script is no exception..."
-BE33 04/05/20

"Following in the tradition of large scale war films, such as Bridge Over the River Kwai... strong characters, terrific action sequences,... and deep cross-cultural bonds....a fantastically cinematic addition to the canon of classic war movies."
-HL53 06/02/20

"...outside...audience's expectations...1917 is one very recent example..."
-BE33 06/04/20

"The script will definitely require blockbuster treatment..."
-VKV6 06/26/20

**Will investors in this campaign be eligible for distributions from films other than Freedom Fighters?**

No, investors in this campaign will only receive returns from Freedom Fighters.